UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-05507

Tellurian Inc.
(Exact name of registrant as specified in its charter)

1201 Louisiana Street, Suite 3100, Houston, TX, 77002, (832) 962-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
8.25% Senior Notes due 2028
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: 1*

8.25% Senior Notes due 2028: 0**

*On October 8, 2024, pursuant to the Agreement and Plan of Merger, dated as of July 21, 2024, by and among Tellurian Inc., a Delaware corporation (the “Company”), Woodside Energy Holdings (NA) LLC, Delaware corporation (“Parent”), and Woodside Energy (Transitory) Inc., a Delaware corporation and a wholly owned indirect subsidiary of Parent (“Merger Subsidiary”), Merger Subsidiary merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

**On October 9, 2024, the Company caused to be issued a notice of redemption to all registered holders of its 8.25% Senior Notes due 2028 (the “Notes”). The Notes were redeemed on November 8, 2024.

Pursuant to the requirements of the Securities Exchange Act of 1934, Tellurian Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 8, 2024	TELLURIAN INC.

	By:	/s/ Daniel Kalms
	Name:	Daniel Kalms
	Title:	President